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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis Shannon Menjivar Ruairi Regan Pam Howell

Re:	Bally’s Chicago, Inc. Amendments No. 4 and 5 to Registration Statement on Form S-1 Filed January 29, 2025 and January 31, 2025 File No. 333-283772

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 6 to Registration Statement on Form S-1 (the “Amendment No. 6”) which reflects the Company’s responses to the comment letter received by the Company on February 11, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Amendments No. 4 and 5 to Registration Statement on Form S-1 previously filed by the Company on January 29, 2025 and January 31, 2025.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 6 and all references to page numbers in such responses are to page numbers in Amendment No. 6.

February 12, 2025 Page 2

Amendment to Form S-1

General

1.	We note the disclosure that the Host Community Agreement requires that 25% of Bally’s Chicago OpCo’s equity be owned by individuals that are women or Minorities or woman- or Minority-owned and controlled entities no later than 12 months following the effective date of the agreement, or such later date as may be determined by the City of Chicago. Please revise to clarify the effective date of the agreement, and if more than 12 months have passed from the effective date, whether the City of Chicago has agreed to a later date. If so, please file any amendment or agreement relating to this extension as an exhibit. In addition, we note the disclosure that in the event less than $250 million in aggregate amount of gross proceeds from Class A Interests and corresponding Subordinated Loans are received in this offering and the concurrent private placement transactions, Bally’s Corporation intends to cause Bally’s Chicago HoldCo to provide additional funding to Bally’s Chicago Inc. in an amount equal to such shortfall, which may include purchasing class A interests. Please clarify how the inability to raise the full amount in this offering and additional funding by Bally’s Chicago HoldCo would impact compliance with the Host Community Agreement and any associated risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 14 and 22 of Amendment No. 6 to disclose that the Company regularly communicates with the City of Chicago and provides updates regarding its compliance with the City’s requirement under the Host Community Agreement that 25% of its ownership be held by individuals or entities that meet the Class A Qualification Criteria, including the original time frame set forth in the Host Community Agreement. The Company further advises the Staff that it believes it is engaging in its best efforts to meet such requirements and intends to continue to engage in its best efforts to meet such requirements in the future.

2.	We note several legal challenges commenced against you in connection with this offering. Please revise the registration statement to provide disclosure relating to these challenges, including risk factor disclosure and legal proceedings under Item 103 of Regulation S-K. Please also discuss the potential outcomes of the challenges and any potential impacts upon investors in this offering and on the company. Your disclosure should address specifically the potential outcomes of any litigation including, without limitation, the effect on the Host Community Agreement, including any limits on the enforceability of the agreement and, if the agreement could be terminated, the specific impact of such termination on the company; the potential impact on your gambling license or renewal; and the specific impacts on the offering and on the company, economic or otherwise, in the event of an adverse judgment. Please ensure your disclosure addresses potential outcomes that may occur either before or after closing of the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85, 155 and 156 of Amendment No. 6.

Prospectus Summary

Permanent Casino and Resort Illustrative Examples of Performance Based on Various

Assumptions, page 6

3.	We note your response to prior comment 2 that you are unable to provide a meaningful or reasonably accurate calculation or estimation of expenses. Given your response, it is unclear how the AGR numbers provided as illustrative examples represent a full and balanced presentation to investors. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 139 of Amendment No. 6 to remove the illustrative examples.

February 12, 2025 Page 3

Support Letter, page 17

4.	We note your disclosure that you obtained a support letter in January 2025 from Bally’s Corporation as they committed to fund all of your operating, investing, and financing activities through at least December 31, 2026. Please tell us in greater detail why you believe that you will be sufficiently capitalized through the fourth quarter of 2027, as disclosed on pages 15 and 151.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the support letter from Bally’s Corporation states that Bally’s has committed to fund all of the Company’s operating, investing, and financing activities through at least December 31, 2026, based on management’s estimates and expectations, the Company believes that with the proceeds from the offering, the concurrent private placements and the Subordinated Loans, along with the Post-IPO Capital Commitment and the revenues from the operations of its temporary casino and permanent casino and resort, it will be sufficiently capitalized to fund its operations through the fourth quarter of 2027.

The Offering

Transfer Restrictions, page 39

5.	We note your revisions in response to prior comment 4; however, it remains unclear how and when the Class A-1, A-2 and A-3 Interests will be converted into Class A-4 Interests, including whether they will be converted on a class basis upon payment of the subordinated loans attributable to such class or only when the subordinated loans for all classes have been repaid. Please clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 37, 40, 45 and 84 of Amendment No. 6.

Unaudited Pro Forma Condensed Consolidated Financial Information

2. Offering and Transaction Accounting Adjustments, page 115

6.	Please revise footnote (c) to disclose the maturity date of the promissory notes to Bally’s Chicago HoldCo that will bear interest at a rate equal to 11.0% per annum.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 113 of Amendment No. 6.

* * *

February 12, 2025 Page 4

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email) Ameet Patel, Bally’s Chicago, Inc. Sony Ben-Moshe, Esq., Latham & Watkins LLP John Slater, Esq., Latham & Watkins LLP